April 15, 2014	Peter M. Fass Member of the Firm d 212.969.3445 f 212.969.2900 pfass@proskauer.com www.proskauer.com

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Angela McHale and Erin E. Martin

RE:	Lightstone Value Plus Real Estate Investment Trust III, Inc. Amendment No. 3 to Registration Statement on Form S-11 Filed April 15, 2014 CIK No. 0001563756

Dear Ms. McHale:

On behalf of our client, Lightstone Value Plus Real Estate Investment Trust III, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated August 14, 2013 (the “Comment Letter”), with respect to Amendment No. 2 to Draft Registration Statement on Form S-11 submitted by the Company to the Commission on July 31, 2013 (CIK No. 0001563756).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter and in Amendment No. 3 to the Registration Statement (“Amendment No. 3”). Amendment No. 3 has been filed by the Company today.

The responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each comment from the Comment Letter is restated in bold prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 3. All page number references in the Company’s responses are to page numbers in Amendment No. 3.

Prospectus Summary, page 1

1.	We note that you have changed your investment objective to focus primarily on hotels. We further note your disclosure on page 6 that your advisor has no experience in employing your “opportunistic real estate investment strategy.” Please revise to clarify whether your sponsor has experience in investing in hotels and provide related risk factor disclosure, as applicable.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC.

April 15, 2014

Amendment No. 3 has been revised to clarify that the sponsor does not have experience in investing in hotels, as requested. Please see the relevant disclosure on the cover page and page 31.

Estimated Use of Proceeds, page 74

2.	We note your breakdown of the portions of offering proceeds that you may use to acquire non-hotel assets. Please include similar disclosure in footnote (7) to your table. Furthermore, please also discuss if those breakdowns will change if you raise substantially less than the maximum.

The disclosure regarding the breakdown of the portions of offering proceeds used to acquire non-hotel assets has been added to the Estimated Use of Proceeds footnote (8) of the table. Please see the relevant revision on page 78 of Amendment No. 3.

Investment Objectives and Criteria, page 109

3.	We note your disclosure in the fifth paragraph that you believe that you are able to generate higher occupancy rates and revenue than similar properties in the same geographic areas. We also note that you own no investments. Please substantiate this claim or remove this disclosure.

This disclosure has been removed in Amendment No. 3.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division’s October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Yours truly,

/s/ Peter M. Fass

Peter M. Fass, Esq.